Docebo Announces Preliminary Unaudited Results for the Q1-2026 and Provides Updated Outlook for Fiscal Year 2026

TORONTO, ONTARIO - April 21, 2026 - Docebo Inc. (NASDAQ: DCBO, TSX: DCBO), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced today the following preliminary (unaudited) financial results for the first quarter ended March 31, 2026 ("Q1-2026"), reported in accordance with IFRS Measures (IFRS) and in U.S. dollars. As previously announced, the Company expects to report its full Q1-2026 financial results before the market opens on Friday, May 8, 2026.

“Docebo delivered an exceptional start to 2026, exceeding our expectations across the board and reinforcing the strength of our market positioning. Our performance reflects both disciplined execution and growing demand for our AI workforce readiness platform as organizations prioritize workforce readiness in an increasingly complex operating environment,” said Alessio Artuffo, President and CEO. "With Docebo Inspire beginning today in Miami, we look forward to showcasing innovations that further strengthen our position in the market."

Preliminary (Unaudited) Q1-2026 Financial Results

Preliminary (unaudited) financial results for the three months ended March 31, 2026 were as follows:

●Total revenue is expected to be between US$65.4 and US$65.6 million, an increase of 14.3% compared to $57.3 million for the first quarter of 2025.
●Adjusted EBITDA1 is expected to be between US$10.8 and US$11.0 million, an increase of 22.5% compared to US$8.9 million for the first quarter of 2025.
●Annual Recurring Revenue (ARR)1 is expected to be US$248.9 million as of March 31, 2026, an increase of 10.6% compared to US$225.1 million as of March 31, 2025. ARR was negatively impacted in the quarter by $1.4 million due to the effects of foreign exchange.
●Our largest OEM customer is expected to represent 3.2% of ARR as of March 31, 2026, compared to 9.4% as of March 31, 2025.
●Excluding our largest OEM customer, acquired ARR from acquisitions and after adjusting for the above noted negative impact due to the effects of foreign exchange, ARR increased by approximately 13.7% from the comparative period in the prior year.

1 Please refer to the “Non-IFRS Measures and Key Performance Indicators” section of this press release.

These estimates are preliminary and are inherently uncertain due to a number of factors. They remain subject to Docebo management and Audit Committee reviews and the completion of regular financial closing and review procedures for the three months ended March 31, 2026. Additional adjustments to the preliminary estimates presented above may be identified, and final results for the relevant fiscal periods may differ materially from these preliminary estimates and will not be finalized until after the Company completes its normal quarter-end accounting procedures, including execution of internal controls over financial reporting. These preliminary estimates are intended to provide information about management’s current expectations regarding certain aspects of Docebo’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes.
Updated Financial Outlook

Additionally, Docebo revised its guidance for the fiscal year ending December 31, 2026 as follows:

                Revised Guidance        Prior Guidance
Total Revenue        $271.0m to $273.0m        $267.5m to $269.5m
Subscription Revenue    $253.5m to $255.5m        $251.5m to $253.5m
Adjusted EBITDA        $54.5m to $56.5m        $52.5m to $54.5m

The information in this section is forward-looking. Please see the sections titled “Non-IFRS Measures and Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section titled “Forward- Looking Information.” Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Investor Briefing at Docebo Inspire Miami - Tuesday, April 21, 2026 - 2p ET

As previously announced, Docebo will present a livestream webcast of its Investor Briefing later today, Tuesday, April 21, 2026 at 2:00 p.m. ET. A live webcast and replay of the presentation will be available at https://www.docebo.inc/home/default.aspx.

Q1-2026 Conference Call and Webcast Information - Friday, May 8, 2026 - 8a ET

Docebo will present a live audio webcast of a conference call to review its Q1-2026 financial results on Friday, May 8, 2026, at 8:00 a.m. ET.

Investors can access the live call by dialing into +1.888.440.6840 or by accessing the webcast which will be available at https://www.docebo.inc/home/default.aspx

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; statements regarding Docebo’s preliminary estimates for revenue, Adjusted EBITDA and annual recurring revenue for the three months ended March 31, 2026, the revised guidance for fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue discussed under “Updated Financial Outlook” in this press release; the impact of AI on our business; our AI Workforce Readiness Platform; future financial position and business strategy; Docebo’s position in the learning management industry; our growth rates and growth strategies; addressable markets for our solutions and the achievement of advances in and expansion of our platform, including new innovations to be showcased at Docebo Inspire. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including, but not limited to, our ability to execute on new innovations to be showcased at Docebo Inspire and to expand upon AI components of our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

●the Company’s ability to execute its growth strategies;
●the impact of changing conditions in the global corporate e-learning market;
●increasing competition in the global corporate e-learning market in which the Company operates;
●fluctuations in currency exchange rates and volatility in financial markets;
●changes in the attitudes, financial condition and demand of our target market;
●the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
●developments and changes in applicable laws and regulations;
●fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
●issues in the use of AI in our platform and potential resulting reputational harm or liability; and
●such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.
Our guidance for the fiscal year ended December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
●foreign exchange rates remain consistent with those in effect as at March 31, 2026;
●macro-economic conditions will be generally consistent with those experienced in 2025;
●2026 revenue from our largest original equipment manufacturer customer will be approximately 3.7% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately $9 million;
●does not include any expected new contracts (excluding renewals) greater than $1m ARR in 2026;
●we will maintain our customer retention levels, and specifically, our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
●with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.
Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.
Non-IFRS Measures and Key Performance Indicators

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA”, and “Annual Recurring Revenue”.

Many of the Adjusted EBITDA figures in this press release are forward-looking in nature. The differences between the Adjusted EBITDA figures in this press release that are forward-looking and the equivalent historical non-IFRS financial measures are generally a result of our expected increase in 2026 revenues, as described above.

For a reconciliation of the first quarter and fiscal year 2025 Adjusted EBITDA figures to their nearest IFRS measure (being net income) please see the section titled “Key Performance Indicators” in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2025 and the Company’s Management Discussion and Analysis for the Year Ended December 31, 2025, respectively, which sections are incorporated by reference into this press release and is available under our profile on SEDAR+ at www.sedarplus.ca.

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

●Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows.
●Adjusted EBITDA: We define Adjusted EBITDA as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.
About Docebo
Docebo (NASDAQ: DCBO; TSX: DCBO) is redefining how enterprises build human capability at scale. Our AI workforce readiness platform connects skills intelligence, learning execution, and measurable outcomes in a single closed loop, giving organizations the tools to close skills gaps, develop talent, and perform at their best in an AI-driven world.
Learn why businesses around the world love Docebo by visiting our customer stories page.
For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com